Exhibit 3

June 2, 2021	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject: GROWN ROGUE INTERNATIONAL INC.

               Confirmation of Notice of Record and Meeting Dates

Dear Sirs:

We advise the following with respect to the upcoming Annual & Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	39986R106	CA39986R1064

2.	Meeting Type:	Annual & Special
3.	Record Date:	June 15, 2021
4.	Beneficial Ownership Date:	June 15, 2021
5.	Mail Date:	July 6, 2021
6.	Meeting Date:	July 27, 2021

7.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual & Special

10.	Notice-and-Access:
	Registered Shareholders:	No
	Beneficial Holders:	No
	Stratification Level:	Not Applicable
	E-Delivery	No

11.	Reporting issuer is sending proxy-related Materials directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting Beneficial Owners:	Yes

13.	Issuer paying for delivery to US Non-Objecting Beneficial Owners:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation ..

Sincerely,

Agent for Grown Rogue International Inc.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2

Tel: 416-350-5007              Fax 416-350-5008

Website: www.capitaltransferagency.com

email: info@capitaltransferagency.com